Heidi Mayon 650.752.3227 HMayon@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com T: 650.752.3100 F: 650.853.1038

January 6, 2021

Ms. Katherine Bagley

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Poshmark, Inc.
Registration Statement on Form S-1
Filed December 17, 2020
File No. 333-251427

Dear Ms. Bagley:

This letter is submitted on behalf of Poshmark, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on December 17, 2020 (the “Registration Statement”), as set forth in your letter dated December 31, 2020 addressed to Manish Chandra, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Ms. Katherine Bagley

Securities and Exchange Commission

Registration Statement on Form S-1, filed December 17, 2020

Shares Eligible for Future Sale, page 144

1.

We note your disclosure that “[t]he shares of Class A common stock issuable upon the automatic conversion of the Convertible Notes…will be deemed ‘restricted securities’ as defined in Rule 144.” However, the tables on pages 144-145 and 41-42 seem to suggest that shares of your Class A common stock issuable upon the automatic conversion of the Convertible Notes will be available for sale in the public market as of the date of your prospectus. Please revise the tables to clarify which shares of Class A common stock are available for sale as of the date of this prospectus as compared to a future date because of the restrictions contained in Rule 144, as it pertains to the shares issuable upon conversion of the Convertible Notes.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the tables on pages 41, 42 and 148 of Amendment No. 1 to address the Staff’s comment.

Poshmark, Inc. Interim Financial Statements

Notes to Condensed Consolidated Financial Statements (unaudited)

11. Net Income (Loss) Per Share Attributable to Common Stockholders, page F-64

2.

We have reviewed your response to prior comment 3 and the revisions made to pages F-51 and F-52 of your financial statements. Please provide us with your computation of the undistributed earnings attributable to participating securities for the nine months ended September 30, 2020 that have been deducted from your net income to arrive at the net income attributable to common stockholders for this period.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has provided full calculation of undistributed net earnings attributable to participating securities below. The calculation is the stated dividend amount per the Company’s certificate of incorporation that is being adjusted to decrease net income attributable to commons stockholders for the nine month period given that preferred stockholders have preference to the holders of common, so the “dividend right” per the articles to the preferred holders was exhausted before attributing any net income to common stockholders.

The stated dividend amount was adjusted because the undistributed earnings were first allocated to preferred shares up to the amount of the full undeclared stated dividend. ASC 260-10-45-66 states “This allocation is required despite its pro forma nature and that it may not reflect the economic probabilities of actual distributions to the participating security holders.”

Given the pro forma nature of the adjustment, the full undeclared stated dividend per the certificate of incorporation was adjusted for conservatism in order to allocate to the preferred stockholders first, before attributing any remaining undistributed earnings to common stockholders. The certificate of incorporation does not state a quarterly dividend for example, so there were no terms to govern how earnings would be distributed economically in a real distribution. Given this and based on the guidance above, no assumption was made to quarterize the amount and the allocation of the stated dividend was made in full to preferred stockholders having preference to the full stated dividend amount before allocations are made to common stockholders. A conservative approach was used given the guidance noting “it may not reflect the economic probabilities of actual distributions.”

Ms. Katherine Bagley

Securities and Exchange Commission

	Shares Issued & Outstanding	Original Issue Price	Annum Calc
Series A	9,441,596	$0.3707	$280,000
Series B	9,102,206	$1.3678	$996,000
Series B-1	3,952,429	$1.5851	$501,200
Series C	9,761,482	$2.5600	$1,999,152
Series C-1	9,578,544	$2.6100	$2,000,000
Series D	10,450,374	$8.3729	$6,999,995
	52,286,631		$12,776,346

[Signature Page Follows]

Ms. Katherine Bagley

Securities and Exchange Commission

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon

Heidi Mayon

cc:	Linda Cvrkel, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Mara Ransom, Securities and Exchange Commission
Manish Chandra, Poshmark, Inc.
Anan Kashyap, Poshmark, Inc.
Anthony J. McCusker, Goodwin Procter LLP
Alan Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP

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